 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42526

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On December 30, 2025, Anbio Biotechnology, a Cayman Islands exempted company issued a press release entitled “Anbio Biotechnology Announced Unaudited Financial Results for the Six Months Ended June 30, 2025.” A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Anbio Biotechnology Announced Unaudited Financial Results for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: December 30, 2025	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

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